EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's Acceptance of Tenders of SHARES

[__________________], 2024

Dear Shareholder:

Peachtree Alternative Strategies Fund (the “Fund”) has received your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated January 12, 2024 (the “Offer”) and accepts all or a portion of your tender. As of the Expiration Date of the Offer, the Fund will determine whether it can accept all or only a portion of your tender. If the Offer is oversubscribed, the Fund will generally repurchase only a pro rata portion of the Shares tendered by each shareholder.

In addition, a Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares.

Because you have tendered all or a portion of your investment, you will be paid cash in an amount equal to at least ninety-five percent (95%) of the unaudited net asset value of the Shares determined as of the Valuation Date. Shareholders tendering less than all of their Shares will generally receive payment within thirty-five (35) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.  In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) thirty-five (35) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase.  A second and final payment (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within [60] days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

Should you have any questions, please feel free to contact the Fund at 1-800-657-3812.

Sincerely,

Peachtree Alternative Strategies Fund